United Rentals, Inc.

5 Greenwich Office Park

Greenwich, CT 06831

September 17, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Cash
Branch Chief

	RE:	United Rentals, Inc.
United Rentals (North America), Inc.
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement, April 30, 2009
Form 10-Q for the quarter ended March 31, 2009
Files No. 1-14387 and 1-13663

Ladies and Gentlemen:

Set forth below are the Company’s responses to the comment letter dated September 3, 2009 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Staff’s comments have been restated below in their entirety. The Company’s responses follow each such comment.

Form 10-K for the year ended December 31, 2008

EBITDA GAAP Reconciliation

1.	We have reviewed your response to our prior comment number one. We note that you intend to continue to include a reconciling item for goodwill impairments and stock compensation expense in your EBITDA calculation. This does not appear to conform to the definition of EBITDA and should more appropriately be labeled as an adjusted EBITDA calculation. Please revise future filings as appropriate. In addition, please revise future filings to reconcile your measure to net income. Reference Questions 14 and 15 in the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment and will revise our future filings as follows: (1) our future EBITDA disclosures will include a reconciliation to net income, rather than income before provision for income taxes and (2) the impact of goodwill impairments and stock compensation expense will be reflected in our presentation of adjusted EBITDA, rather than EBITDA.

Critical Accounting Policies

General

2.	We note your response to our prior comment two. Please provide us with an example of the disclosures you intend to provide in future filings.

Response:

The Company acknowledges the Staff’s comment and expects to provide substantially the following disclosure in the critical accounting policies section of future filings:

Impairment of long-lived assets. We review the recoverability of our long-lived assets, including rental equipment and property and equipment, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges). If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. During the nine months ended September 30, 2009, we recognized an asset impairment charge of $9 million.1 The impairment charge includes $7 million related to certain rental equipment that had been classified as “held for sale” in accordance with the provisions of SFAS 144 as well as $2 million of leasehold improvement write-offs.2 Our estimate of the impairment charge for the rental fleet was calculated by comparing the proceeds estimated to be realized from the expected disposition of these rental assets to their carrying values. The impairment of the rental fleet, as well as the leasehold improvement write-off, followed from our decision to close 38 branches in the second quarter of 2009. There were no impairment charges in the 2008 periods presented.

In addition to the impairment reviews we conduct in connection with branch consolidations and other changes in the business, each quarter we conduct a review of rental assets that have both time and dollar utilization below a specified threshold.3 We select these

[1]	This figure represents actual year-to-date charges recognized through June 30, 2009. As appropriate, the figures will be updated to reflect impairment activity, if any, in the third quarter of 2009.
[2]	As appropriate, references to the new FASB codification will be provided in our third quarter 2009 Form 10-Q.
[3]	As disclosed in our periodic filings, dollar utilization is generally calculated as annualized rental revenue divided by the average original equipment cost of our fleet. Time utilization, which is also a measure of rental activity, is calculated by dividing the amount of time an asset is on rent by the amount of time such asset has been owned.

assets, which represented less than 2% of our total rental assets at September 30, 2009, as we believe they are at the greatest risk of potential impairment.4 As part of this impairment review, we estimate future rental revenues based on current utilization levels, the age of these assets and their remaining useful life. Additionally, we estimate when the asset is expected to be removed or retired from our rental fleet as well as the expected proceeds to be realized upon disposition. Based on the most recently completed quarterly review, there was no impairment associated with these assets.

Useful Lives of Rental Equipment and Property and Equipment

3.	We note your response to our prior comment three. Please clarify what your intentions are with regard to future disclosures.

Response:

In the critical accounting policies section of future filings, we expect to provide substantially the following disclosure5:

Useful Lives of Rental Equipment and Property and Equipment. We depreciate rental equipment and property and equipment over their estimated useful lives, after giving effect to an estimated salvage value which ranges from zero percent to ten percent of cost. The useful life of an asset is determined based on our estimate of the period the asset will generate revenues; such periods are periodically reviewed for reasonableness. In addition, the salvage value, an amount which is also reviewed periodically for reasonableness, is determined based on our estimate of the minimum value we will realize from the asset after such period. We may be required to change these estimates based on changes in our industry or other changing circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

To the extent that the useful lives of all of our rental equipment were to increase or decrease by one year, we estimate that our annual depreciation expense would change by $44 million. Similarly, to the extent the estimated salvage value of all of our rental equipment were to increase or decrease by one percentage point, our annual depreciation expense would change by $4 million. Additionally, any change in depreciation expense as a result of a hypothetical change in either useful lives or salvage values would generally result in a proportional increase or decrease in the gross profit we would recognize upon the ultimate sale of the asset.

[4]	Consistent with footnote 1 above, the 2% figure is as of June 30, 2009. In our third quarter 2009 Form 10-Q, we will update the figure to be as of September 30, 2009.
[5]	Please note that the figures provided in the second and third paragraphs of the proposed disclosure relating to the sensitivity of depreciation expense may change in the future depending on equipment levels. As appropriate, the figures will be updated in our third quarter 2009 Form 10-Q as well as subsequent filings.

Similarly, to the extent that the useful lives of all of our depreciable property and equipment were to increase or decrease by one year, we estimate that our annual non-rental depreciation expense would change by $7 million.

Evaluation of Goodwill Impairment

4.	We have read your response to comment four and appreciate the additional information you have provided. We note your belief that your districts meet the definition of a component under SFAS 142. Please provide us with a specific and comprehensive discussion regarding how you determined that it was appropriate to aggregate your districts.

Response:

As discussed in our prior response to comment four, we believe our districts meet the definition of being a component. Further, in accordance with paragraph 30 of SFAS 142, we have determined that it is appropriate to aggregate the districts into reporting units. Our determination that aggregation is appropriate is informed by our consideration of the “similar economic characteristics” criteria of paragraph 17 of SFAS 131 that is referenced in footnote 20 to paragraph 30 of SFAS 142. Specifically, we believe our districts have similar economic characteristics and, as a result, should be aggregated for the following reasons:

•

Our districts generate their revenues, and hence derive their cash flows and profitability, from rental assets that are used in the construction business. Further, these assets, which are managed on a regional- rather than district- basis are fluid and frequently transferred among districts within a particular region (which we refer to as “inter-district” transfers). For instance, in 2008, we transferred approximately $210 million per quarter, on average, of rental assets across districts, within a region. Moreover, in the first half of 2009, we transferred approximately $450 million per quarter, on average, of fleet across districts, within a region.[6] These figures represented approximately 6% and 14%, respectively, of our total fleet available for rent during these periods.

•

Our districts offer similar types of equipment for rent. Specifically, we note that each district includes the rental of general construction and industrial equipment, such as backhoes, skid-steer loaders, forklifts, earth moving equipment; aerial work platforms such as scissor lifts and boom lifts; and general tools and light equipment with a variation in mix. Additionally, each district is engaged in the sale of new and used equipment as well as the sale of contractor supplies.

[6]	These figures are on an original equipment cost (OEC) basis which, as described in our public filings, is how we describe, and how investors measure, the size of our rental fleet.

•	Our districts are capital intensive, requiring large capital investments for new equipment purchases which are managed on a regional basis;

•

Our district customer types generally include: construction companies that use equipment for constructing and renovating commercial buildings, warehouses, industrial and manufacturing plants, office parks, airports, residential developments and other facilities; industrial companies that use equipment for plant maintenance, upgrades, expansion and construction; municipalities that require equipment for a variety of purposes; and homeowners and other individuals that use equipment for projects that range from simple repairs to major renovations with a variation in mix.

•

Our districts have similar competitive risks. For instance, our districts generally compete with small, independent businesses with one or two rental locations; regional competitors which operate in one or more states; public companies or divisions of public companies that operate nationally or internationally; and equipment vendors and dealers who both sell equipment and rent equipment directly to customers;

•	Our districts face similar competitive operating risks. For instance, demand for our equipment is cyclical and varies with the level of non-residential construction spending; and

•

Since our rental assets are shared and managed as regional, rather than district, assets, we believe an exclusive reliance on a gross margin assessment for purposes of evaluating the similarity of districts is of diminished utility. Consistent with footnote 20 of SFAS 142, though, we did consider the similarity of the margins and note the following. Of our current 62 districts, 52 had rental gross margins that were within 15% of the average gross margin of the corresponding region’s aggregated districts for the four year period 2005-2008. Further, when weighting the more recent 2008 period, the figure is 54 of 62, or 87%.

For the reasons discussed above, we believe our districts meet the definition of a component and are appropriately aggregated in accordance with paragraph 30 of SFAS 142. Additionally, we believe aggregating districts and testing for goodwill impairment at the region level is consistent with EITF D-101 and paragraph B102 of FAS 142, the latter of which states as follows: “The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations….”7

[7]	Please see our response to question 7 below, including the CODM reports which are supplementally provided, for a further discussion of how our business is managed at a region level.

5.	We note your response to prior comment five. Please provide us with your proposed future disclosures.

Response:

In the critical accounting policies section of future filings, we expect to provide substantially the following disclosure8:

Evaluation of Goodwill Impairment. We have made numerous acquisitions over the years, principally during the period between 1997 and 2000, which included the recognition of a significant amount of goodwill. Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. In 2008, we estimated the fair value of our reporting units (or our regions) using a combination of an income approach based on the present value of estimated future cash flows and a market approach based on market price data of stocks of corporations engaged in similar businesses. This approach, which utilizes multiple valuation techniques, yields the most appropriate evidence of fair value and we expect to continue using this approach in connection with our fourth quarter 2009 goodwill impairment testing.9

We review goodwill for impairment utilizing a two-step process. The first step of the impairment test requires a comparison of the fair value of each of our reporting units to the respective carrying value. If the carrying value of a reporting unit is less than its fair value, no indication of impairment exists and a second step is not performed. If the carrying amount of a reporting unit is higher than its fair value, there is an indication that an impairment may exist and a second step must be performed. In the second step, the impairment is computed by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess and charged to operations.

Inherent in our development of the present value of future cash flow projections are assumptions and estimates derived from a review of our operating results, business plans, expected growth rates, cost of capital and tax rates. We also make certain assumptions about future economic conditions, interest rates and other market data. Many of the factors used in

[8]	The proposed disclosure represents our actual Evaluation of Goodwill Impairment critical accounting policy as disclosed in our 2008 Form 10-K, updated to reflect a discussion of the matters referenced in the Staff’s letter. As appropriate, and consistent with footnotes 1 and 4, any figures included in the proposed disclosure will be updated to reflect 2009 activity.
[9]	Supplementally, we advise the Staff that in the fourth quarter of 2008 we changed the valuation methodology used to estimate the fair value of our reporting units. In 2007 and prior years’, fair value was estimated based on a multiple of EBITDA approach. In 2008, and as disclosed in our public filings, we estimated fair value utilizing a combination of an income approach based on the present value of estimated future cash flows and a market approach based on market price data of stocks of corporations engaged in similar businesses. We believe the current methodology, which utilizes more than one valuation technique to estimate fair value, is appropriate.

assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods. Changes in assumptions or estimates could materially affect the determination of the fair value of a reporting unit, and therefore could affect the amount of potential impairment. The following assumptions are significant to our income approach:

•

Business Projections—We make assumptions about the level of equipment rental activity in the marketplace and cost levels. These assumptions drive our planning assumptions for pricing and utilization and also serve as key inputs for developing our cash flow projections. These projections are derived using our internal business plans over a ten-year planning period that are updated at least annually and reviewed by our board of directors;

•

Long-term Growth Rates—Beyond the planning period, we also determine an assumed long-term growth rate representing the expected rate at which a reporting unit’s earnings stream is projected to grow. These rates are used to calculate the terminal value of our reporting units, and are added to the cash flows projected during our ten-year planning period. In connection with our fourth quarter 2008 goodwill impairment testing, we utilized a long-term growth rate of 2 percent, which we believe is reasonable; and

•

Discount Rates—Our combined future cash flows are then discounted at a rate that is consistent with a weighted average cost of capital that is likely to be used by market participants. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. In connection with our fourth quarter 2008 goodwill impairment testing, we utilized a discount rate of between 10 percent and 11.5 percent, which we believe is reasonable.

The market approach is one of the other primary methods used for estimating fair value of a reporting unit. This assumption relies on the market value (market capitalization) of companies that are engaged in the same or a similar line of business.

During the fourth quarter of 2008, with the assistance of a third party valuation firm and in connection with the preparation of our year-end financial statements, we recognized an aggregate non-cash goodwill impairment charge of $1.1 billion related to certain reporting units within our general rentals segment. The charge reflects the challenges of the current construction cycle, as well as the broader economic and credit environment, and includes $1.0 billion, reflecting conditions at the time of our annual October 1 testing date, as well as an additional $100 million as of December 31, reflecting further deterioration in the economic and credit environment during the fourth quarter. Substantially all of the impairment charge related to goodwill arising from acquisitions made by the Company between 1997 and 2000.

As of September 30, 2009, we had approximately $190 million of goodwill remaining on our balance sheet and, of this amount, approximately 95% relates to four reporting units. Although we have not yet conducted our October 1, 2009 goodwill impairment test, there have been no impairments recognized through the first nine months of 2009.10

[10]	In our 2009 Form 10-K and in connection with our annual goodwill impairment testing which is completed in the fourth quarter, we will provide a sensitivity analysis allowing investors to assess the impact of reasonably likely changes in the material assumptions which inform that analysis.

Income Taxes

6.	We have read your response to our prior comment six and appreciate the additional information you have provided. In future filings please define the “appropriate period” of time over which you evaluated projected taxable income.

Response:

The Company acknowledges the Staff’s comment and, in future filings, will define the “appropriate period” over which projected taxable income is evaluated, which generally ranges from 1 to 5 years depending on the relevant tax jurisdiction.

Note 4. Segment Information

7.	We have read your response to our previous comment nine of our letter dated July 30, 2009 and appreciate the additional information you have provided. In order to help us more clearly understand your operating segments and reportable segments, please provide us with all of the actual reports for the fiscal year end December 31, 2008 and the year-to-date quarter ended June 30, 2009 which are reviewed by your chief operating decision maker. These reports should include any information that is provided to your CODM at the branch and district level. In addition, please provide us with a specific and comprehensive discussion regarding how you determined that it was appropriate to aggregate all of your geographic regions into your general rentals reporting segment. Reference Paragraph 17 of SFAS 131 and EITF 04-10.

Response:

As discussed in our prior response to comment nine, we have aggregated all seven of our geographic regions into our general rentals reporting segment. We believe the aggregation of these regions is consistent with both paragraph 17 of SFAS 131 and EITF 04-10. Specifically, we believe aggregation is appropriate for the following reasons:

•

Aggregation of the geographic regions is consistent with the “management approach” articulated in SFAS 131; that is, reporting on this basis is consistent with what is used internally when making operating decisions and assessing performance.[11]

•

Each geographic region offers similar types of equipment for rent. Specifically, we note that each geographic region includes the rental of general construction and industrial equipment; aerial work platforms such as scissor lifts and boom lifts; and general tools and light equipment with a variation in mix. Additionally, each region is engaged in the sale of new and used equipment as well as the sale of contractor supplies.

[11]	Reference is made to the CODM reports which are being supplementally provided.

•

Each region includes the following customer types: construction companies that use equipment for constructing and renovating commercial buildings, warehouses, industrial and manufacturing plants, office parks, airports, residential developments and other facilities; industrial companies—such as manufacturers, chemical companies, paper mills, railroads, ship builders and utilities—that use equipment for plant maintenance, upgrades, expansion and construction; municipalities that require equipment for a variety of purposes; and homeowners and other individuals that use equipment for projects that range from simple repairs to major renovations with a variation in mix. Additionally, our National Account customers, which have been a focus of our business in recent years, participate in all of our geographic regions.

•	The method used to deliver our rental equipment, which is principally “in-sourced hauling,” is consistent across these regions.

•	With respect to whether the aggregated regions have similar economic characteristics, we note the following:

•	Each region’s business is capital intensive, requiring large capital investments for new equipment purchases which are managed on a regional basis;

•

Each region is subject to similar competitive risks. For instance, each region generally competes with small, independent businesses, regional competitors, public companies or divisions of public companies and equipment vendors and dealers;

•	Each region is subject to similar competitive operating risks. For instance, demand for our equipment is cyclical and varies with the level of non-residential construction spending;

•

With respect to financial performance measures, please note the following: in the fourth quarter of 2008, and in connection with the preparation of our 2008 Form 10-K, we performed a review of the rental gross margins for each region within the general rentals reporting segment. As part of this analysis, we noted that there was one region which had rental gross margins that varied by more than 10% from the four year average of the aggregated regions; specifically, during this period, the Midwest region had rental gross margins of 32.3%, which was 14% below the four year average of the aggregated regions. Although the margins for this one region exceeded a 10% variance level, the Midwest was within the 10% range for fiscal year 2008 and, given management’s focus on cost cutting, improved processes and fleet sharing, we expect continued convergence going forward.[12]

[12]	In our response to comment 4 above, reference is made to inter-district transfers. Such an analysis is not relevant here as transfers of equipment across regions (rather than across districts) is minimal.

Supplementally, and in accordance with the Staff’s request, we are providing copies of the actual reports provided to, and reviewed by, our CODM for the fiscal year ended December 31, 2008 and the year-to-date quarter ended June 30, 2009. Such reports are being provided under separate cover by our counsel, Sullivan & Cromwell LLP, pursuant to a request for confidential treatment under the Freedom of Information Act.13

****

The Company has reviewed the Staff’s comment letter and the Company’s responses with its independent auditor. The Company’s auditor has indicated their concurrence with the responses set forth herein.

In addition, in connection with our response to your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please contact the undersigned at (203) 618-7103.

Sincerely,

UNITED RENTALS, INC.

/s/ William B. Plummer
William B. Plummer
Chief Financial Officer

cc:	Mindy Hooker, Staff Accountant

Tricia Armelin, Senior Staff Accountant

Chambre Malone, Attorney

Dietrich King, Attorney

[13]	These reports include eighteen Corporate Monthly Operating Review (“MOR”) presentations and the region MOR presentations for eleven of the eighteen months between January 2008 and June 2009. The region MORs were not presented to the CODM each month during this timeframe.